UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-32422

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Windstream 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212

WINDSTREAM 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2007 and 2006

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WINDSTREAM 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To Participants and the Benefits Committee

Windstream 401(k) Plan

Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Windstream 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moore Stephens Frost
Certified Public Accountants

Little Rock, Arkansas

June 20, 2008

WINDSTREAM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2007	2006
Cash	$940,947	$229,346

Investments, at fair value:
Common stock	24,817,051	32,460,185
Common collective trust fund	85,625,705	20,612,541
Mutual investment funds	348,871,440	142,201,202
Participant loans	7,407,047	3,394,063

Total investments	466,721,243	198,667,991

Receivables:
Employer’s contribution	626,076	219,605
Due from The Concord Telephone Company Employees’ Savings Plus Plan	912,355	—
Accrued interest and dividends	625,953	200,431
Due from broker	42,933	120,224

Total receivables	2,207,317	540,260

NET ASSETS AVAILABLE FOR BENEFITS	$469,869,507	$199,437,597

The accompanying notes are an integral part of these financial statements.

WINDSTREAM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2007

ADDITIONS:
Investment income:
Dividend income	$27,425,999
Interest income	840,186
Net depreciation in fair value of investments	(11,375,834)

Total investment income	16,890,351

Contributions:
Employer	19,193,670
Employee	23,528,249
Employee rollovers	980,489

Total contributions	43,702,408

Transfers of assets from Windstream Profit Sharing Plan	187,955,951
Transfers of assets from Valor Telecommunications Southwest, LLC Savings Plan	27,985,324
Transfers of assets from The Concord Telephone Company Employees’ Savings Plus Plan	37,291,312

Total additions	313,825,346

DEDUCTIONS:
Benefit payments and withdrawals	43,393,436

Total deductions	43,393,436

Net increase	270,431,910

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year, January 1, 2007	199,437,597

End of year, December 31, 2007	$469,869,507

The accompanying notes are an integral part of this financial statement.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 AND 2006

1.	PLAN DESCRIPTION

Effective July 1, 2006, the Windstream 401(k) Plan (the “Plan”) was established for eligible bargaining and non-bargaining employees of Windstream Corporation (“Windstream” or the “Company”) and its subsidiaries in preparation for the July 17, 2006 spin off of the wireline telecommunications business from Alltel Corporation (“Alltel”) and subsequent merger with Valor Communications Group, Inc. (“Valor”). At the time of establishment of the Plan, its provisions including participant eligibility, contributions and vesting were substantially similar to the provisions of the Alltel Corporation 401(k) Plan. On July 3, 2006, the participants’ account balances and related assets for those participants formerly employed by Alltel were transferred from the Alltel Corporation 401(k) plan to the Plan. On the effective date of the spin-off, the Plan received approximately 1.034 shares of Windstream common stock for each share of Alltel common stock held on July 17, 2006.

The following is a brief description of the Plan, and the administration thereof and is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description (“SPD”) for a more complete description of the Plan’s provisions. Any discrepancies between the formal Plan document and the SPD will be resolved in favor of the formal Plan document.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of Windstream. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Plan is administered by the Windstream Benefits Committee (the “Administrator”). Effective July 1, 2006, Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”) became the trustee of the Plan pursuant to the terms of a trust agreement. Merrill Lynch & Company, Inc. is the record keeper for the Plan.

Participation

Each eligible employee is allowed to make rollover contributions to the Plan immediately upon employment with the Company. For all other purposes of the Plan, eligible non-bargaining employees may participate after six months of service with the Company. Certain eligible bargaining employees may participate in the Plan, to the extent specifically provided in their collective bargaining agreement, immediately upon becoming an eligible employee. Prior service with certain other companies may count toward the service requirements of the Plan. Individuals who are not eligible to participate include leased employees, employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining (unless the collective bargaining agreement where the employees are covered specifically provides for coverage under the Plan), persons not classified as an employee, and nonresident aliens with no U.S. income.

Plan Contributions

Each year, participants may contribute up to 50 percent of their pretax annual eligible compensation to the Plan, as defined in the Plan document. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the “IRS”), each year. For the 2007 plan year, the annual deferral limit was $15,500.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

1.	PLAN DESCRIPTION, CONTINUED

Effective January 1, 2007, Windstream began making matching contributions to the Plan on behalf of each participant in an amount equal to 100 percent of the first 6 percent of the participant’s eligible compensation contributed to the Plan. Prior to January 1, 2007, Windstream made matching contributions to the Plan on behalf of each participant in an amount equal to: 100 percent of the first 3 percent of the participant’s eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of the participant’s eligible compensation contributed to the Plan. The Company makes its matching contributions as soon as administratively practicable following the end of the payroll period in which the employee contributions were made. After year-end, the Company makes a true-up matching contribution to the Plan for participants who did not contribute at an even rate throughout the Plan year. For participants covered by certain collective bargaining agreements with Valor Telecommunications of Texas, LP who are actively employed on December 31 of each year, the Company will contribute annually an amount equal to 66 percent of the first 6 percent of the participant’s eligible compensation contributed to the Plan. The Company may also make, at its sole discretion, an additional matching contribution. No such contribution was made for the year ended December 31, 2007.

Eligible participants who have attained fifty (50) years of age prior to the end of the applicable Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code of 1986, as amended (the “Code”). Such catch-up contributions are not eligible for additional matching employer contributions.

The contributions are invested according to a participant’s investment election. If no investment election has been made, the contributions are invested in a manner deemed appropriate by the Administrator.

The Plan allows for any eligible employee who was a participant in a plan qualified under Section 401 of the Code and who receives a cash distribution from such plan to make a rollover contribution to the Plan. Such rollover contributions are permitted provided the employee is entitled under Section 402 (c)(1) or Section 408 (d)(3)(A) of the Code to rollover a distribution to another qualified retirement plan.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s earnings and any related administrative expenses. Participant accounts are valued daily (NYSE trading days) based on the number of shares held and closing prices or net asset values, as applicable. The Plan’s earnings and administrative expenses, if applicable, are allocated to participants’ accounts at least monthly and are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting, Benefits and Payments

Participants are immediately fully vested in their employee contributions and matching employer contributions to the Plan and the accumulated earnings thereon. Participants are fully vested in their profit sharing accounts from a prior plan that merged into the Plan (Note 7) upon normal retirement, death, disability or completion of five or more years of service. Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire at age 65 or later, if they become permanently disabled, upon death or upon separation from service with the Company. The Plan provides benefits upon early retirement between ages 55 and 65.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

1.	PLAN DESCRIPTION, CONTINUED

Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000. If a participant’s account balance is equal to or less than $1,000, the account will be automatically distributed. All distributions will be made in the form of a lump-sum payment, unless the distribution is in accordance with a grandfathered provision from a prior plan that merged into the Plan (Note 7). A participant may elect to have a portion of their account invested in Windstream stock to be distributed in shares of Windstream stock. Additionally, actively employed participants may withdraw certain funds from their Plan account with the approval of the Administrator, for “hardship” reasons as defined by the IRS.

A participant’s entire interest will be distributed, or begin to be distributed, no later than April 1 of the calendar year in which the participant attains age 70  1/2.

Plan Termination

While it has not expressed any intention to do so, the Administrator has the right to terminate the Plan. In the event that the Plan is terminated, each participant shall be entitled to receive the entire amount of his/her account balance in cash or in assets of the Plan, as the Trustee shall determine. Participants in the Plan are entitled to certain rights and protections under ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting reported in accordance with accounting principles generally accepted in the United States of America. The financial statements and supplementary schedule have been prepared to satisfy the reporting and disclosure requirements of ERISA.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements. The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator’s evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits is required to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. However, fair value of the Plan’s fully benefit-responsive investment contract approximates contract value therefore no adjustment has been recorded.

Investments

Investments are stated at their fair value. Shares of common stock are valued at their quoted market price on the last business day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on the quoted market price. The Merrill Lynch Retirement Preservation Trust (“common collective trust fund”) is a fully benefit-responsive fund and is valued based on the fair value of the underlying

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

assets held by the fund as determined by the fund manager on the last day of the Plan year. Participant loans are valued at the unpaid principal balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

The Windstream Stock Fund is designated as an “employee stock ownership plan” that is intended to qualify as a stock bonus plan. This fund was established by an amendment to the Plan effective December 28, 2006 and is designed to invest primarily in Windstream stock. In regards to dividends, participants may elect that the dividends be paid in cash or reinvested in Windstream stock through the Windstream Stock Fund.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$873,628
Mutual investment funds	(12,249,462)

Net depreciation in fair value of investments	$(11,375,834)

The following investments represented 5 percent or more of the Plan’s net assets as of December 31:

	2007	2006
Windstream Common Stock	24,817,051	*
Merrill Lynch Retirement Preservation Trust	85,625,705	20,612,541
AllianceBernstein Value Fund	36,513,835	23,834,630
American EuroPacific Growth Fund	41,840,182	11,586,742
American Growth Fund	37,328,596	*
BlackRock Total Return II Portfolio	54,764,623	18,788,482
Oakmark International Fund	29,478,235	14,691,878
Vanguard Explorer Fund	28,096,926	13,242,893
Vanguard Institutional Index Fund	82,360,637	34,020,374
DWS RREEF Real estate Securities Fund	*	10,256,129

*	Investments did not represent 5 percent or more of the Plan’s net assets in the year indicated.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Plan Expenses

As outlined in the Plan document, expenses related to the Plan’s operations are paid from the Plan’s assets unless Windstream elects to pay these expenses. Certain administrative expenses related to the Plan in 2007 were paid by Windstream.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

3.	EMPLOYER CONTRIBUTIONS RECEIVABLE

Contributions in the amount of $626,076 due to the Plan from Windstream had not been funded or allocated among the Plan’s investments as of December 31, 2007. The employer contributions receivable were funded in cash by the Company and allocated among the Plan’s investment funds, according to participant elections, during April 2008.

4.	PARTICIPANT LOANS

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code. Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant’s employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full. If the loan is not repaid in full, the unpaid portion will be considered taxable income to the individual. Loans are secured by the balance in the participant’s account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2007 ranged from 2.25 percent to 10.25 percent. The interest rate is calculated by adding 2 percent to the published Prime Rate from The Wall Street Journal.

5.	PLAN AMENDMENTS

In conjunction with the split off of Windstream Yellow Pages, Inc. from the Company, on November 30, 2007, the Plan was amended to allow continued service credit for each Windstream Yellow Pages, Inc. employee toward the five-year vesting schedule (ending no later than December 31, 2010) of the merged Windstream Profit Sharing Plan (Note 7) as long as the employee continues to be employed by the acquiring business.

Effective September 4, 2007, the distributions provisions of the Plan were amended to allow a non-spousal beneficiary of a deceased participant the option to elect to have a portion of a distribution paid directly to an individual retirement account.

Effective January 1, 2007, the Plan was amended to provide that any person who was an employee of Valor immediately prior to the merger discussed in Note 1 and, was an eligible employee, became a participant in the Plan on the first day of the first payroll period for the plan year ending December 31, 2007. Additionally, any person who was an employee of The Concord Telephone Company (“CTC”) immediately prior to the merger with Windstream on August 31, 2007, and was an eligible employee, became a participant in the Plan on the first day of the first payroll period for the plan year ending December 31, 2008.

Effective December 28, 2006, the Plan was amended to incorporate provisions for an “employee stock ownership plan” that is intended to qualify as a stock bonus plan (the “ESOP feature”). The Windstream Stock Fund is the portion of the Plan designated as an “employee stock ownership plan”. This fund is designed to invest primarily in Windstream stock. At any time at which Windstream stock ceases to be publicly traded, all shares held under the ESOP feature distributed by the Trustee may, as determined by the plan administrator, be subject to a “right of first refusal”. The right of first refusal provides that, upon any subsequent transfer of the Windstream stock, the right to purchase the shares must first be offered to the Plan’s trust fund, then, if refused, to the Company. Furthermore, at any time at which Windstream stock ceases to be readily tradable on an established securities market, a participant is to be granted a “put option” at the time the shares are distributed to the participant. The put option permits the participant to require the Company to purchase the shares at fair market value generally for a period of 60 days after the distribution and for a 60 day period during the plan year following the distribution. In regards to dividends, participants may elect that the dividends be paid in cash or reinvested in Windstream stock through the Windstream Stock Fund.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

6.	TAX STATUS

The Administrator believes that the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date for the purposes of Section 401(a) of the Code. Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made.

7.	MERGER OF OTHER PLANS

The Concord Telephone Company Employees’ Savings Plan (the “CTC Plan”) was merged into and made a part of the Plan, effective December 28, 2007. The trust fund maintained in connection with the CTC Plan was added to the assets of the Plan’s trust fund. Certain protected rights and features under the CTC Plan are included under the Plan. The fair market value of assets transferred to the Plan was $37,291,312 as a result of the merger of the CTC Plan.

Additionally, effective March 1, 2007, the Valor Telecommunications Southwest, LLC Savings Plan (the “Valor Plan”) and the Windstream Profit Sharing Plan (the “Windstream Plan”) were merged into and made a part of the Plan. The trust fund maintained in connection with the Valor Plan and the Windstream Plan was added to the assets of the Plan’s trust fund. Certain protected rights and features under the Valor Plan and the Windstream Plan are included under the Plan. The fair market value of assets transferred to the Plan was $27,985,324 and $187,955,951 as a result of the merger of the Valor Plan and the Windstream Plan, respectively.

8.	PARTY-IN-INTEREST TRANSACTIONS

Plan investments in the Merrill Lynch Retirement Preservation Trust totaling $85,625,705 and $20,612,541 as of December 31, 2007 and 2006, respectively, are shares of a common collective trust fund managed by Merrill Lynch. Since Merrill Lynch is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code. The Plan also invests in Windstream common stock.

9.	RECONCILIATION TO FORM 5500

As of December 31, 2007 and 2006, the Plan had pending distributions to participants who elected to withdraw from the Plan of $919,861 and $204,470, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following table reconciles the financial statements to the Plan’s Form 5500 as filed by the Company as of December 31, 2007 and 2006, and for the year ended December 31, 2007:

	Benefits Payable	Distributions to Participants	Net Assets Available for Benefits
			2007	2006
Per financial statements	$—	$43,393,436	$469,869,507	$199,437,597
Accrued benefits payable	919,861	919,861	(919,861)	(204,470)
Reversal of prior year benefit payments accrual	—	(204,470)	—	—

Per Form 5500	$919,861	$44,108,827	$468,949,646	$199,233,127

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

10.	NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures related to fair value measurements that are included in a company’s financial statements. SFAS No. 157 does not expand the use of fair value measurements in financial statements. It emphasizes that fair value is a market-based measurement and not an entity-specific measurement, and that it should be based on an exchange transaction in which a company sells an asset or transfers a liability. SFAS No. 157 also establishes a fair value hierarchy in which observable market data would be considered the highest level, while fair value measurements based on an entity’s own assumptions would be considered the lowest level. Fair value measurements are required to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, SFAS No. 157 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Plan expects to adopt the provisions of SFAS No. 157 for the year ended December 31, 2008. The Company is currently evaluating the effects that SFAS No. 157 will have on the Plan’s financial statements.

Schedule I

WINDSTREAM 401(k) PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan No. 009, EIN 20-0792300

As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
*	Merrill Lynch Bank USA	Merrill Lynch Retirement Preservation Trust		$85,625,705

	Total Common Collective Trust Fund			85,625,705

	Alliance Capital Management LP	AllianceBernstein Value Fund		36,513,835
	American Funds	American EuroPacific Growth Fund		41,840,182
	American Funds	American Growth Fund		37,328,596
	BlackRock Advisors, Inc.	BlackRock Total Return II Portfolio		54,764,623
	Columbia Group	Columbia Small Cap Value Fund		11,014,179
	H L Investment Advisors LLC	Hartford Growth HLS Fund		—
	Harris Associates, LP	Oakmark International Fund		29,478,235
	New York Life Investment Management LLC	MainStay High Yield Corporate Bond Fund		10,649,886
	Deutsche Investment Management Americas Inc.	DWS RREEF Real Estate Securities Fund		16,824,341
	The Vanguard Group	Vanguard Explorer Fund		28,096,926
	The Vanguard Group	Vanguard Institutional Index Fund		82,360,637

	Total Mutual Investment Funds			348,871,440

*	Windstream Corporation	Common Stock, $0.0001 par value		24,817,051

	Total Common Stock			24,817,051

*	Participant loans	Loans with interest rates ranging from 2.25 percent to 10.25 percent		7,407,047

	Total Investments			466,721,243

*	Indicates a party-in-interest.
(1)	Not required, as investments are participant-directed.

The accompanying notes are an integral part of this financial schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Windstream 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Windstream 401(k) Plan

By: /s/ Brent K. Whittington

Brent K. Whittington

Executive Vice President – Chief Financial Officer

Windstream Corporation

June 20, 2008

WINDSTREAM 401(k) PLAN

FORM 11-K

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibits
(23)	Consent of Moore Stephens Frost.	(a	)

(a)	Filed herewith.